FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF-Sale of 65.9% of Telefonica Czech Republic.	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on October 15th, 2013, Telefónica announces that it has reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. (hereinafter Telefonica Czech Republic) to PPF Group N.V.I. (hereinafter PPF) for, approximately, 2,467 million euro in cash (CzK306 per share). The aforementioned consideration will be paid in two tranches:

(i)	2,063 million euro in cash up front at closing of the transaction; and

(ii)	404 million euro in cash as deferred payments over a 4 year period.

Additionally, Telefonica will receive, prior to delivering the shares, an amount of 260 million euro, corresponding to the distribution to shareholders approved by the General Shareholders Meeting of Telefonica Czech Republic, to be paid on November 11th, 2013.

As a result of this transaction, Telefónica will maintain a 4.9% equity stake in Telefónica Czech Republic and will remain as a Company’s industrial and commercial partner for 4 years:

•	Telefonica Czech Republic will be renamed but will continue using the O2 brand for up to four years.

•	In addition, the Company will become part of Telefonica’s Business Partners Program.

In connection with this transaction, PPF will launch a mandatory tender offer. Telefónica will maintain its 4.9% but may dispose of the shares upon completion, subject to certain restrictions.

Furthermore, the agreement establishes a put/call option structure in relation to the Telefónica Czech Republic shares which Telefónica holds after 4 years. In addition, the agreement includes tag along/drags along clauses.

Closing of the transaction is subject to obtaining the relevant regulatory authorisations.

Among the accounting impacts arising from the transaction, it is worth mentioning the positive effect of the reduction of Telefónica Group indebtedness estimated in, approximately 2,685 million euro, due to the present value of the amount to be paid by PPF and the amount to be received as a result of the distribution to shareholders. Furthermore, the transaction will generate a capital loss of about 56 million euros in its third quarterly financial information for the year 2013.

With this transaction, Telefónica continues executing on its strategy of focusing on its core markets and optimizing financial flexibility.

Madrid, November 5, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 5 , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors